DOEREN MAYHEW CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2023

DOEREN MAYHEW CAPITAL ADVISORS, LLC

TABLE OF CONTENTS


EisnerAmper LLP
8550 United Plaza Blvd.
Suite 1001
Baton Rouge, LA 70809
T 225.922.4600
F 225.922.4611
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governing Board of
Doeren Mayhew Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Doeren Mayhew Capital Advisors, LLC (the "Company") as of September 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023. (Note: Partners of Postlethwaite & Netterville joined EisnerAmper LLP in 2023. Postlethwaite & Netterville had served as the Company's auditor since 2022.)

EisnerAmper LLP

EISNERAMPER LLP
Baton Rouge, Louisiana
December 21, 2023

DOEREN MAYHEW CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2023

Assets

Cash and cash equivalents	$	636,880
Accounts receivable		52,457
Operating right of use assets		227,850
Prepaid expenses		3,594
Total Assets	$	920,781

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	24,035
Operating lease liabilities		227,850
Deferred revenue		244,810
Total Liabilities		496,695
Member's Equity		424,086
Total Liabilities and Member's Equity	$	920,781

See accompanying notes to financial statements.

Note 1 - Organization and Nature of Business

Doeren Mayhew Capital Advisors, LLC (the "Company"), a limited liability company organized in Michigan, is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on April 9, 2017 upon obtaining its broker-dealer registration. The Company acts as an agent in merger and acquisition transactions as well as arranges debt and equity financing. The Company also provides general advisory services to corporate clients. The Company is 100% owned by DMCA Holdings, LLC.

Note 2 - Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed the Federal Deposit Insurance Corporation (FDIC) coverage limits.

Concentrations

97% of the Company's accounts receivable is owed from two customers at September 30, 2023.

Leases

The Company determines if an arrangement is a lease at inception. Right of use assets represents our right to use an underlying asset for the lease term and lease liabilities represent our obligations to make lease payments arising from the lease. Lease expense for lease payments is recognized on a straight-line basis over the term of the lease.

Credit Losses on Financial Statements

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments", which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model ("current expected credit loss model" or "CECL"). Under this new guidance, an entity recognizes as an allowance its estimate of expected credit losses. Upon adoption of Topic 326 on October 1, 2022, the Company elected to use the practical expedient. The Company adopted this accounting update using the modified retrospective method of adoption which resulted in no adjustment to amortized cost or retained earnings

Note 2 - Significant Accounting Policies (Continued)

as of the effective date. The Company's adoption of this accounting update did not have a material impact on the Company's statement of financial condition.

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standard Codification ("ASC") Topic 326 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts. A broker-dealer's estimate of expected credit losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses. A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Accounts receivable

Accounts receivable represents investment banking and merger and acquisition consulting fees receivable. In consideration of the historical loss rate of zero since inception for this asset class, while considering other current and future economic conditions, the Company assessed the risk of default from the customers to be virtually non-existent and considers any resultant allowance to be not material to the users of the state of financial condition. The Company will continue to evaluate the appropriateness of a credit loss allowance on these receivables as facts and circumstances may evolve. At September 30, 2023 and 2022, the accounts receivable amounted to $52,457 and $232,060, respectively.

Note 3 - Leases

The Company subleases office space in Houston, Texas and Troy, Michigan from a related party. The Houston, Texas sublease agreement terminates in June 2037. The Troy, Michigan sublease agreement terminates in June 2033. Both lease agreements include fixed lease payments through their maturity.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Most leases include an option to renew and the exercise of lease renewal options is at our sole discretion. The Company did not include the renewal options as part of the right of use assets and liabilities.

The Company records the operating lease right of use assets and lease liabilities based on the present value of the lease payments, discounted using the current commercial lending rate.

Note 3 - Leases (Continued)

The discount rate associated with the operating leases as of September 30, 2023 was 7.00% for the Troy, Michigan lease and 4.50% for the Houston, Texas lease.

On September 30, 2023, the Company extended the lease for office space in Massachusetts from a third party with monthly lease payments in the amount of $1,247. The lease expires on September 30, 2024. The term of this lease is less than 12 months and as a result the Company will not record a right of use asset or lease liability associated with the lease agreement.

As of September 30, 2023, the future minimum lease payments under the current leases are as follows:

Years Ending September 30,	Amount
2024	$ 43,380
2025	28,416
2026	28,416
2027	28,416
2028	28,416
Thereafter	170,064
Total Minimum Lease payments	$ 327,108
Weighted-average remaining lease term	10.85 Years

Note 4 - Legal Contingencies

The Company is not currently a defendant in litigation incidental to its investment banking business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, "Contingencies" (ASC 450). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

Note 5 - Related Parties

The Company also leases office space from related parties as disclosed in Note 3. The Company has $227,850 outstanding in obligations to this related party as of September 30, 2023.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At September 30, 2023, the Company had net capital of $368,035, which was $363,035 in excess of its required net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was 0.065 to 1.

* * *End of Notes * * *